Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Nine Months Ended September 30, 2014	Years Ended December 31,
		2013	2012	2011	2010	2009
Earnings
Income (loss) before income taxes	$122,218	$(42,498)	$(41,250)	$(43,172)	$(32,465)	$(46,481)
Add: Fixed charges	18,912	21,982	16,985	933	733	933

Earnings, as defined	$141,130	$(20,516)	$(24,265)	$(42,239)	$(31,732)	$(45,548)

Fixed Charges
Interest expense	$5,094	$6,793	$5,322	$—	$—	$—
Capitalized interest	945	—	—	—	—	—
Amortization of debt discount and issuance costs	11,007	13,456	9,663	—	—	—
Interest component of rentals (1)	1,867	1,733	2,000	933	733	933

Total	$18,913	$21,982	$16,985	$933	$733	$933

Earnings (deficiency in earnings) to cover fixed charges	$122,217	$(42,498)	$(41,250)	$(43,172)	$(32,465)	$(46,481)

Ratio of earnings to fixed charges	7.46	*	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.